                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)(1)

                                  CORTECH, INC.
                         ------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   22051J 10 0
                         ------------------------------
                                 (CUSIP NUMBER)

                                   HOPE FLACK
                                BVF PARTNERS L.P
                       227 WEST MONROE STREET, SUITE 4800
                             CHICAGO, ILLINOIS 60606
                                 (312) 263-7777
                -------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF Person
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 20, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Section 240.13d-7 for other parties to whom copies are to be sent.

                         (CONTINUED ON FOLLOWING PAGES)

                              (Page 1 of 10 Pages)


--------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 22051J 10 0                13D                      PAGE 2 OF 10 PAGES

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   BIOTECHNOLOGY VALUE FUND, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |X| (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
   NUMBER                  SOLE VOTING POWER
     OF               7             0
   SHARES             ----------------------------------------------------------
BENEFICIALLY               SHARED VOTING POWER
  OWNED BY            8             285,652
    EACH              ----------------------------------------------------------
 REPORTING                 SOLE DISPOSITIVE POWER
  PERSON              9             0
   WITH               ----------------------------------------------------------
                           SHARED DISPOSITIVE POWER
                      10            285,652
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   285,652
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   7.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 22051J 10 0                13D                      PAGE 3 OF 10 PAGES

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   BIOTECHNOLOGY VALUE FUND II, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |X| (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
   NUMBER                  SOLE VOTING POWER
     OF               7             0
   SHARES             ----------------------------------------------------------
BENEFICIALLY               SHARED VOTING POWER
  OWNED BY            8             127,000
    EACH              ----------------------------------------------------------
 REPORTING                 SOLE DISPOSITIVE POWER
  PERSON              9             0
   WITH               ----------------------------------------------------------
                           SHARED DISPOSITIVE POWER
                      10            127,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   127,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   3.4%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 22051J 10 0                13D                      PAGE 4 OF 10 PAGES

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   BVF INVESTMENTS, L.L.C.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |X| (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
   NUMBER                  SOLE VOTING POWER
     OF               7             0
   SHARES             ----------------------------------------------------------
BENEFICIALLY               SHARED VOTING POWER
  OWNED BY            8             291,054
    EACH              ----------------------------------------------------------
 REPORTING                 SOLE DISPOSITIVE POWER
  PERSON              9             0
   WITH               ----------------------------------------------------------
                           SHARED DISPOSITIVE POWER
                      10            291,054
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   291,054
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   7.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   OO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 22051J 10 0                13D                      PAGE 5 OF 10 PAGES

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   BVF PARTNERS L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |X| (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
   NUMBER                  SOLE VOTING POWER
     OF               7             0
   SHARES             ----------------------------------------------------------
BENEFICIALLY               SHARED VOTING POWER
  OWNED BY            8             740,566
    EACH              ----------------------------------------------------------
 REPORTING                 SOLE DISPOSITIVE POWER
  PERSON              9             0
   WITH               ----------------------------------------------------------
                           SHARED DISPOSITIVE POWER
                      10            740,566
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   740,566
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   20.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 22051J 10 0                13D                      PAGE 6 OF 10 PAGES

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   BVF INC.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |X| (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
   NUMBER                  SOLE VOTING POWER
     OF               7             0
   SHARES             ----------------------------------------------------------
BENEFICIALLY               SHARED VOTING POWER
  OWNED BY            8             740,566
    EACH              ----------------------------------------------------------
 REPORTING                 SOLE DISPOSITIVE POWER
  PERSON              9             0
   WITH               ----------------------------------------------------------
                           SHARED DISPOSITIVE POWER
                      10            740,566
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   740,566
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   20.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   IA, CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 22051J 10 0                13D                      PAGE 7 OF 10 PAGES

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.002 per share (the "Stock"), of Cortech, Inc., a Delaware corporation ("Cortech"). The principal executive office of Cortech is located at 6850 North Broadway, Denver, Colorado, 80221.

ITEM 2. IDENTITY AND BACKGROUND.

The persons filing this Statement, the persons enumerated in Instruction C of this Statement and, where applicable, their respective places of organization, principal business, principal office, general partners, managers, directors, executive officers, controlling persons and certain information regarding each of them, are as follows:

(a) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments L.L.C., a Delaware limited liability company ("Investments"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc.") specialize in holding biotechnology stocks for investment purposes and together with Mark N. Lampert, an individual ("Lampert"), are the "Reporting Persons".

(b) The business address of BVF, BVF2, Investments and Partners is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

(c) Partners is the general partner of BVF and BVF2, which are investment limited partnerships. Partners also is the manager of Investments. BVF Inc. is an investment advisor to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Lampert is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since July 24, 2001, Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 9,700 shares of the Stock for an aggregate consideration of $39,692, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners; (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 8,900 shares of the Stock for an aggregate consideration of $36,349, utilizing funds provided by BVF2 from its working capital pursuant to the terms of its limited partnership agreement with Partners; and (iii) manager of Investments, has purchased on behalf of such limited liability company an aggregate number of 10,400 shares of the Stock for an aggregate consideration of $42,704 utilizing funds

CUSIP NO. 22051J 10 0                13D                      PAGE 8 OF 10 PAGES

provided by Investments from its working capital pursuant to the terms of its investment advisory agreement with Partners.

ITEM 4. PURPOSE OF TRANSACTIONS.

     The sole purpose of the acquisitions of the shares of Stock reported herein is and was for investment. The Reporting Persons did not at the time of such acquisitions of the shares of Stock, and do not presently, have any plan to acquire control of Cortech. The Reporting Persons may acquire additional shares of Stock, or dispose of any of their shares of Stock, from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) BVF beneficially owns 285,652 shares of the Stock, BVF2 beneficially owns 127,000 shares of the Stock, Investments beneficially owns 291,054 shares of the Stock and each of Partners and BVF Inc. beneficially owns 740,566 shares of the Stock, representing approximately 7.7%, 3.4%, 7.9% and 20.0%, respectively, of the aggregate number of shares of common stock outstanding as of July 31, 2001.

(b) Each of BVF, BVF2 and Investments shares with Partners voting and dispositive power over the shares of the Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 740,566 shares of the Stock they beneficially own with, in addition to BVF, BVF2 and Investments, Investment 10, L.L.C., an Illinois limited liability company ("ILL10") and managed account on whose behalf Partners, as investment advisor, purchased such shares. ILL10 specializes in holding biotechnology stocks for investment purposes and its business address is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

(c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the last 60 days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the last 60 days.

(d) ILL10 is entitled to receive dividends and any sale proceeds with respect to shares of the Stock in proportion to its respective ownership interest therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such limited partnership agreements, Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to the investment advisory agreement with Investments, Partners is authorized, among other things, to invest Investment's funds in shares of the Stock and to vote, exercise or convert and dispose of such shares and is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have the authority, among other things, to invest funds of ILL10 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

CUSIP NO. 22051J 10 0                13D                      PAGE 9 OF 10 PAGES

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Agreement Regarding Joint Filing

Exhibit B - Transactions in the Stock by Reporting Persons during the last 60 days.

CUSIP NO. 22051J 10 0                13D                     PAGE 10 OF 10 PAGES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  August 30, 2001

                  BIOTECHNOLOGY VALUE FUND, L.P.

                  By:      BVF Partners L.P., its general partner

                           By:      BVF Inc., its general partner

                                    By:      /s/ MARK N. LAMPERT
                                            ------------------------------------
                                            Mark N. Lampert
                                            President

                  BIOTECHNOLOGY VALUE FUND II, L.P.

                  By:      BVF Partners L.P., its general partner

                           By:      BVF Inc., its general partner

                                    By:      /s/ MARK N. LAMPERT
                                            ------------------------------------
                                            Mark N. Lampert
                                            President

                  BVF INVESTMENTS L.L.C.

                  By:      BVF Partners L.P., its manager

                           By:      BVF Inc., its general partner

                                    By:      /s/ MARK N. LAMPERT
                                            ------------------------------------
                                            Mark N. Lampert
                                            President

                  BVF PARTNERS L.P.

                  By:      BVF Inc., its general partner

                           By:       /s/ MARK N. LAMPERT
                                    --------------------------------------------
                                    Mark N. Lampert
                                    President

                  BVF INC.

                  By:       /S/ MARK N. LAMPERT
                           --------------------------------------------
                           Mark N. Lampert
                           President

                                    EXHIBIT A
                        AGREEMENT REGARDING JOINT FILING

     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, Biotechnology Value Fund II, L.P., a Delaware limited partnership, BVF Investments, L.L.C., a Delaware limited liability company, BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:   August 30, 2001

                  BIOTECHNOLOGY VALUE FUND, L.P.

                  By:      BVF Partners L.P., its general partner

                           By:      BVF Inc., its general partner

                                    By:      /s/ MARK N. LAMPERT
                                            ------------------------------------
                                            Mark N. Lampert
                                            President

                  BIOTECHNOLOGY VALUE FUND II, L.P.

                  By:      BVF Partners L.P., its general partner

                           By:      BVF Inc., its general partner

                                    By:      /s/ MARK N. LAMPERT
                                            ------------------------------------
                                            Mark N. Lampert
                                            President

                  BVF INVESTMENTS L.L.C.

                  By:      BVF Partners L.P., its manager

                           By:      BVF Inc., its general partner

                                    By:      /s/ MARK N. LAMPERT
                                            ------------------------------------
                                            Mark N. Lampert
                                            President

                  BVF PARTNERS L.P.

                  By:      BVF Inc., its general partner

                           By:       /s/ MARK N. LAMPERT
                                    --------------------------------------------
                                    Mark N. Lampert
                                    President

                  BVF INC.

                  By:       /s/ MARK N. LAMPERT
                           --------------------------------------------
                           Mark N. Lampert
                           President

                                    EXHIBIT B

               TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                           DURING THE PAST SIXTY DAYS

                                   FOR THE                               PRICE PER     TYPE OF
TRADE DATE            BY           ACCOUNT OF          QUANTITY          SHARE         TRADE             BROKER
----------            --           ----------          --------          --------      -------           ------
07/24/01            Partners       BVF                    1,000          $4.0700       Purchase          HRZG
-----------------------------------------------------------------------------------------------------------------
07/24/01            Partners       BVF2                     500          $4.0700       Purchase          HRZG
-----------------------------------------------------------------------------------------------------------------
07/24/01            Partners       Investments            1,000          $4.0700       Purchase          HRZG
-----------------------------------------------------------------------------------------------------------------
07/25/01            Partners       BVF                    1,000          $4.1100       Purchase          HRZG
-----------------------------------------------------------------------------------------------------------------
07/30/01            Partners       BVF                    4,500          $4.0800       Purchase          HRZG
-----------------------------------------------------------------------------------------------------------------
08/02/01            Partners       BVF                    2,000          $4.1100       Purchase          HRZG
-----------------------------------------------------------------------------------------------------------------
08/02/01            Partners       BVF2                     600          $4.1100       Purchase          HRZG
-----------------------------------------------------------------------------------------------------------------
08/02/01            Partners       Investments            1,400          $4.1100       Purchase          HRZG
-----------------------------------------------------------------------------------------------------------------
08/09/01            Partners       Investments            7,000          $4.1100       Purchase          HRZG
-----------------------------------------------------------------------------------------------------------------
08/16/01            Partners       BVF2                   7,000          $4.0800       Purchase          HRZG
-----------------------------------------------------------------------------------------------------------------
08/20/01            Partners       BVF                    1,200          $4.1100       Purchase          HRZG
-----------------------------------------------------------------------------------------------------------------
08/20/01            Partners       BVF2                     800          $4.1100       Purchase          HRZG
-----------------------------------------------------------------------------------------------------------------
08/20/01            Partners       Investments            1,000          $4.1100       Purchase          HRZG
-----------------------------------------------------------------------------------------------------------------

HRZG = Herzog, Heine & Geduld